SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (Rule 14d-100)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 6)


                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                             LOLA BROWN TRUST NO. 1B
                           ERNEST HOREJSI TRUST NO. 1B
                       (Name of Filing Persons (Offerors))


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 442-2156

                                    Copy to:
                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee


  Transaction Valuation*                              Amount of Filing Fee**
       $36,299,250                                          $4,599.12

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 1,825,000 shares of the subject company (number of shares originally sought) by $19.89 (the purchase price per share offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B).

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of the cash offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


 Amount Previously Paid: $4,599.12     Filing Party: LOLA BROWN TRUST NO. 1B
                                                     ERNEST HOREJSI TRUST NO. 1B


 Form or Registration Number: Schedule TO-T       Date Filed: September 10, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |_|  going private transaction subject to Rule 13e-3.

      |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

CUSIP No. 64126D106
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

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3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization South Dakota

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Number of         7.       Sole Voting Power         463,200
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    463,200
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 463,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)               11.53%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 64126D106
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         4,900
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    4,900
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person      4,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)         0.12%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

                                 AMENDMENT NO. 6
                                       TO
                                   SCHEDULE TO


     This Amendment No. 6 to the Tender Offer Statement on Schedule TO is being filed by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the "Lola Trust"), and the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in South Dakota (the "Ernest Trust" and, together with the Lola Trust, the "Trusts") and amends and supplements the Tender Offer Statement initially filed with the Securities and Exchange Commission ("SEC") on September 10, 2004, as amended by Amendment No. 1 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 1, 2004, Amendment No. 2 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 7, 2004, Amendment No. 3 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 14, 2004, Amendment No. 4 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 26, 2004 and Amendment No. 5 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated November 5, 2004 (collectively, the "Original Schedule TO"). This Schedule TO relates to the Offer by the Trusts to purchase up to 1,615,000 issued and outstanding shares of common stock, par value $0.0001 per share (the "shares"), of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation ("NRL"), at a price of $19.89 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest. The offer is set forth in the Supplement No. 4 dated January 25, 2005 relating to the Offer to Purchase dated September 10, 2004, as amended (the "Fourth Supplement"), the Supplement No. 3 dated October 26, 2004 relating to the Offer to Purchase dated September 10, 2004, as amended (the "Third Supplement"), the Supplement No. 2 dated October 14, 2004 relating to the Offer to Purchase dated September 10, 2004, as amended (the "Second Supplement"), the Supplement dated October 1, 2004 relating to the Offer to Purchase dated September 10, 2004 (the "First Supplement"), the Offer to
Purchase dated September 10, 2004 (the "Offer to Purchase") and in the related letter of transmittal (which, together with the Fourth Supplement, the Third Supplement, the Second Supplement, the First Supplement and the Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase, the letter of transmittal, the First Supplement, the Second Supplement and the Third Supplement were attached as Exhibits (a)(1), (a)(2), (a)(8), (a)(17) and
(a)(21), respectively, to the Original Schedule TO. A copy of the Fourth Supplement is attached as Exhibit (a)(27) hereto.

     The Original Schedule TO is hereby amended as follows:

Item 11.   Additional Information.

     Pursuant to the provisions of NRL's Rights Agreement dated as of September 23, 2004 attached as Exhibit (a)(5) to NRL's Schedule 14D-9 filed with the Securities and Exchange Commission on September 23, 2004 (the "First Rights Agreement"), the common stock purchase rights issued under the First Rights Agreement expired on January 21, 2005. According to Amendment No. 9 to NRL's
Schedule 14D-9 filed by NRL with the Securities and Exchange Commission on January 19, 2005, on January 18, 2005 NRL's Board of Directors declared a dividend, payable on January 21, 2005 to the stockholders of record on that date, of one right for each outstanding share (the "New Rights"). Each New Right entitles the registered holder to purchase from NRL three shares at a price equal to the par value of such shares, subject to adjustment. The description and terms of the New Rights are set forth in a Rights Agreement filed as Exhibit
(a)(21) to Amendment No. 9 to NRL's Schedule 14D-9 filed by NRL with the Securities and Exchange Commission on January 19, 2005 (the "Second Rights Agreement"). Under the terms of the Second Rights Agreement, the New Rights will expire on May 18, 2005. The terms of the Second Rights Agreement are substantially similar to the terms of the First Rights Agreement.

     As a result of NRL's issuer tender offer (the "Issuer Offer") for up to 943,704 shares, including the associated common stock purchase rights, at $20.00 net per share, which expired at 12:00 Midnight, New York City time, on Friday, October 29, 2004, the percentage of outstanding shares held by the Trusts increased to 11.65% in the aggregate based on 4,017,582 outstanding shares (4,157,116.626 shares outstanding as of January 18, 2005, according the NRL's filings with the SEC, other than the 139,535 issued shares to Neuberger Berman, LLC on September 22, 2004, which we believe were not validly issued). If the 139,535 shares issued by NRL to Neuberger Berman, LLC on September 22, 2004 were validly issued, then the Trusts' ownership would be 11.26% of the outstanding shares.

     On October 22, 2004, the United States District Court for the District of Maryland issued a Memorandum Opinion and Declaratory Judgment Order upholding the validity of the First Rights Agreement. The Trusts have filed an appeal of this court order to the United States Court of Appeals for the Fourth Circuit in order to seek a final judgment invalidating NRL's issuance of rights under any rights agreement identical or similar to the First Rights Agreement or the Second Rights Agreement.

Item 12.    Exhibits.

     The following Exhibits are added:

        Exhibit      Description

       (a)(27) Supplement No. 4 dated January 25, 2005 Relating to the Offer to Purchase dated September 10, 2004, as amended.

          (28) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (29) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (30) Press release issued January 25, 2005.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                Lola Brown Trust No. 1B
                                Ernest Horejsi Trust No. 1B

                                By: /s/ Stephen C. Miller
                                Name: Stephen C. Miller
                                Title: Vice President of Badlands Trust
                                Company, LLC, trustee of the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B

                                  EXHIBIT INDEX

        Exhibit      Description
           (a) (1) Offer to Purchase, dated September 10, 2004.*

               (2)  Letter of Transmittal.*

               (3)  Notice of Guaranteed Delivery.*

               (4)  Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

               (7) Summary Advertisement, as published in the Wall Street Journal on September 10, 2004.*

               (8) Supplement dated October 1, 2004 Relating to the Offer to Purchase dated September 10, 2004.*

               (9)  Copy of Complaint dated September 23, 2004.*

               (10) Letter dated  September  14, 2004 from counsel for the board of directors of NRL to Mr. Horejsi.*

               (11) Letter  dated  September  16,  2004  from the  Trusts to the special committee of the board of directors of NRL.*

               (12) Press release issued October 1, 2004.*

               (13) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (14) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (15) Press release issued October 7, 2004.*

               (16) Copy of Counter-Claims dated October 7, 2004.*

               (17) Supplement  No. 2 dated  October  14,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.*

               (18) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (19) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (20) Press release issued October 14, 2004.*

               (21) Supplement  No. 3 dated  October  26,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.*

               (22) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.*

               (23) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.*

               (24) Press release issued October 26, 2004.*

               (25) Memorandum  Opinion  dated  October  22,  2004 issued by the
                    United States District Court for the District of Maryland.*

               (26) Declaratory  Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland.*

               (27) Supplement  No. 4 dated  January  25,  2005  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.

               (28) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.

               (29) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.

               (30) Press release issued January 25, 2005.

           (b) Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated and the Ernest Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated, incorporated in this Schedule TO by reference to the Schedule 13D filed by the Trusts and Stuart Horejsi on September 2, 2004.*

           (d) Not Applicable

           (g) Not Applicable

           (h) Not Applicable


 *  Previously filed.